UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32459 / January 30, 2017

_____

In the Matter of   :
                                                                         :
DESTRA CAPITALADVISORS LLC   :
DESTRA CAPITAL INVESTMENTS LLC   :
DESTRA INVESTMENT TRUST   :
DESTRA INVESTMENT TRUST II   :
DESTRA EXCHANGE-TRADED FUND TRUST   :
One North Wacker Drive   :
48th Floor   :
Chicago, Illinois 60606   :
(812-14628)   :
                                                                         :
_____ :

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B) AND (C) OF
THE ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

Destra Capital Advisors LLC, Destra Capital Investments LLC, Destra Investment Trust,
Destra Investment Trust II and Destra Exchange-Traded Fund Trust, Inc. filed an application
on March 18, 2016, and an amendment to the application on July 29 2016, requesting an
order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act")
granting an exemption from sections 12(d)(1)(A), (B) and (C) of the Act, and under
sections 6(c) and 17(b) of the Act granting an exemption from section 17 of the Act. The
order would permit certain registered open-end investment companies to acquire shares of
certain registered open-end investments companies, registered closed-end investment
companies, business development companies as defined in section 2(a)(48) of the Act, and
registered unit investment trusts that are within and outside the same group of investment
companies as the acquiring investment companies.

On October 7, 2016, a notice of the filing of the application was issued (Investment
Company Act Release No. 32308). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and

consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B) and (C) of the Act and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by Destra Capital Advisors LLC, et al. (File No. 812-14628) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary